UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008
Commission File Number: 001-31221
Total number of pages: 5

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	NTT DOCOMO to Buy Stake in Bangladeshi Mobile Operator

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: June 16, 2008	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan
For Immediate Release
NTT DOCOMO to Buy Stake in Bangladeshi Mobile Operator
TOKYO, JAPAN, June 16, 2008 — NTT DOCOMO, INC. announced today that it will acquire a 30 percent stake in TM International (Bangladesh) Limited (TMIB), a mobile phone operator based in Dhaka, Bangladesh, by directly acquiring all stock in TMIB held by A.K. Khan Co. Ltd. and its four group companies. The deal, worth US$350 million, is expected to be completed by the end of 2008.
DOCOMO will participate in TMIB’s management and actively draw on its expertise to enhance the company’s business in the fast-growing Bangladeshi mobile telecommunications market.
DOCOMO will account for the investment in TMIB under the equity method.
For further information, please contact:
Shuichiro Ichikoshi or Shinya Yokota
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 44 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
i-mode and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries NTT DOCOMO’s FOMA service is only available to subscribers in Japan.

Attachment
Details of DOCOMO’s Investment in TMIB
•	Before DOCOMO’s Investment
•	After DOCOMO’s Investment
•	TM International (Bangladesh) Ltd.
Representative: Yusof Annuar bin Yaacob (Acting Managing Director)
Headquarters: Dhaka, People’s Republic of Bangladesh
Employees: Approx. 1,600
Business: Provider of mobile telecommunications in Bangladesh (brand name: AKTEL)
Operating revenue in 2007: 14.4 billion taka (approx. US$210 million*)
* US$1= 68.55 Bangladesh taka (as of May 2008)
•	A.K. Khan Co. Ltd.
Representative: Salahuddin Kasem Khan (Managing Director)
Headquarters: Chittagong, People’s Republic of Bangladesh
Employees: Approx. 7,000
Business: Textiles, fisheries, manufacturing, etc.